04045419

October 4, 2004

RECEIVED
2004 OCT -8 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 146/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in September 2004

  Date: October 4, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
OCT 0 8 2004
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 4, 2004

AIS-CP 146/2004

October 4, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in September 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27,2002	May 30,2003
Exercise Price	Baht 47.174 per share.	Baht 42.634 per share.
Exercise Ratio	1 warrant per 1.01751 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants.	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in September 2004, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	164,800 units	89,900 units
The number of remaining unexercised warrants	5,954,500 units	6,894,400 units
The number of ordinary shares derived from this exercise	167,684 shares	91,472 shares
The number of remaining ordinary shares reserved for warrants	5,982,280 shares	6,921,015 shares

September 23, 2004

RECEIVED
2004 OCT -8 A 8:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 137/2004**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS 070A)

  Date: September 22, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 23, 2004

AIS-CP 137/2004

September 22, 2004

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS070A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. CMD 31-470997 of The Siam Commercial Bank Public Company Limited on September 21, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS070A), the details are shown in the referenced letter.

Referenced Letter

CMD.31 – 470997 21 September 2004

Notification of Book Closed Date for Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited name The Amortizing Debentures of Advanced Info Service Public Company Limited No. 4/2002 Due 2007 with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures", the Company will pay interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the fourth coupon payment is due on 21 October 2004. Coupon rate is 3.65 % per annum. The book closed date of the Debentures is on 7 October 2004 at noon.

September 28, 2004

RECEIVED

2004 OCT -8 A 8:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 143/2004**

  Subject: The addition of the notification of the Book Closing for Interest Payment of Debentures of the Company (AIS070A)

  Date: September 27, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 28, 2004

AIS-CP 143/2004

September 27, 2004

Re: The addition of the notification of the Book Closing for Interest Payment of Debentures of the Company (AIS070A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. CMD 31-471022 of The Siam Commercial Bank Public Company Limited on September 27, 2004

Advanced Info Service Public company Limited ("the Company") would like to notify further information on interest calculation of coupon payment of debentures of the Company (AIS070A), the details are shown in the referenced letter.

Referenced Letter

CMD.31 – 471022 27 September 2004

Notification of Book Closed Date for Interest Payment

Managing Director
The Stock Exchange of Thailand

Reference is Letter No. CMD 31- 470997 dated 21 September 2004

The Bank as a capacity of Registrar of the amortizing debentures issued by Advanced Info Service Public Company Limited (AIS070A), who earlier informed details of the Book Closed Date of the Debentures above in the reference Letter, would like to notify further information on interest calculation of coupon payment which is due on 21 October 2004 as follows ;

"Calculation period is starting from 21 April 2004 to 20 October 2004 totaling 183 days."